EXHIBIT 99.3

Press Release

Total and ADNOC Sign Strategic Framework Agreement on

CO2 Emissions Reduction and CCUS

Abu Dhabi, November 11, 2020 – Total signed today a strategic framework agreement with the Abu Dhabi National Oil Company (ADNOC), to explore joint research, development and deployment partnership opportunities in the areas of CO2 emission reductions and carbon capture, utilization and storage (CCUS).

The agreement brings together the best-in-class in low carbon technologies from ADNOC and Total, and expands on the long-standing partnership and collaboration between the two leading energy producers across the full value chain.

The agreement was signed by His Excellency Dr. Sultan Ahmed Al Jaber, UAE Minister of Industry and Advanced Technology and ADNOC Group CEO, and Patrick Pouyanné, Chairman & CEO of Total during a meeting in Abu Dhabi.

“We are pleased to strengthen our partnership and alliance with Total as we work towards a low carbon future. The agreement builds on our sustainability goal to decrease greenhouse gas (GHG) intensity by 25% by 2030 and reinforces ADNOC’s commitment to responsible oil and gas production as we deliver on our 2030 smart growth strategy. We look forward to leveraging this expertise and collaborating with Total to further research and develop low carbon technologies and sustainable growth opportunities,” said H.E. Dr Sultan Ahmed Al Jaber, ADNOC Chief Executive Officer.

Under the terms of the agreement, ADNOC and Total will jointly explore opportunities to reduce CO2 emissions, improve energy efficiency and the use of renewable energy for oil and gas operations. In the area of CCUS the companies will further develop joint research into new technologies covering carbon capture, storage solutions and enhanced oil recovery projects based on CO2 usage.

“We are very pleased to start this new cooperation with ADNOC, our long-term partner in the United Arab Emirates. This initiative will allow the two companies to join forces in several domains such as the reduction of carbon emissions on industrial sites, improvement of the energy efficiency in operations, and the development of innovative solutions and business models towards the CCUS chain. This is a perfect example of Total’s commitment to leverage its global presence and expertise to act towards its 2050 net-zero ambition alongside its long-standing key partners,” said Patrick Pouyanné, Chairman & CEO of Total.

About Total and ADNOC

Total currently collaborates with ADNOC across the full value chain, from offshore and onshore exploration, development and production of oil and gas, to gas processing and liquefaction, products marketing, including R&D and National Talent development.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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